Exhibit 99.127

StarPoint Energy Trust

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, June 30 /CNW/ - StarPoint Energy Trust (“StarPoint” or the “Trust”) is pleased to announce that it has completed its previously announced acquisition of high quality, long life, operated crude oil properties from EnCana Corporation which are located in the Trust’s primary operating areas of Central and Southern Alberta for total cash consideration of $392 million (the “Acquisition”). The transaction has an effective date of May 1, 2005. The Trust financed the Acquisition with a $320.4 million bought deal financing with a syndicate of underwriters completed on May 26, 2005 and available credit facilities.

Under the bought deal financing, completed on May 26, 2005, StarPoint issued 17,800,000 subscription receipts (the “Subscription Receipts”) at a price of $18.00 per Subscription Receipt for gross proceeds of $313.2 million. In addition, an additional $60 million was raised through the issuance of 6.50% convertible extendible unsecured subordinated debentures and a conversion price of $19.75 per Trust Unit.

With the closing of the Acquisition, trading in the Subscription Receipts will be halted, and the Subscription Receipts will remain halted until the close of business June 30, at which time they will be de-listed. Holders of Subscription Receipts will receive one Trust Unit for each Subscription Receipt held, effective June 30. StarPoint’s previously-announced cash distribution of $0.21 per Trust Unit for June 2005 will be paid on July 15 to Unitholders of record at the close of business on June 30, 2005. Holders of Subscription Receipts will be entitled as Unitholders to receive that distribution, provided they continue to hold their units on the record date.

As the Subscription Receipts trade in the “book-entry” system and no individual certificates are issued except in limited circumstances, holders of Subscription Receipts are not required to take any action in order to receive the Trust Units to which they are entitled.

In addition, with the closing of the Acquisition, the maturity date of the $60 million 6.50% convertible debentures has been automatically extended from July 31, 2005 to July 31, 2010. The TSX trading symbol of the debentures is SPN.DB.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S.

Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/